Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2013

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

			Dec. 31,	Jan. 1,
			2012	2012
		Jun. 30,	Restated	Restated
	Note	2013	(notes 2e, 3)	(notes 2e, 3)
Assets
Current assets
Cash and cash equivalents		$1,076,927	$1,337,088	$899,077
Trade and other receivables	6	86,580	52,876	40,309
Inventories	7	48,646	58,409	77,150
Prepaid expenses and other current assets	8	39,042	23,970	13,964
Other financial assets	9	1,198	2,442	3,112
Taxes receivable		61,083	52,952	4,352
		1,313,476	1,527,737	1,037,964
Receivables	6	48,508	43,149	5,212
Inventories	7	6,440	5,852	5,721
Prepaid expenses		416	1,232	1,227
Other financial assets	9	88,374	73,135	102,193
Intangible assets - computer software		13,285	12,893	11,872
Property, plant and equipment	10	2,210,615	1,732,173	1,207,168
Goodwill		70,581	66,763	68,246
Deferred tax assets	16b	26,411	13,563	12,828
		$3,778,106	$3,476,497	$2,452,431

Liabilities
Current liabilities
Trade and other payables		$211,502	$206,489	$163,187
Taxes payable		75	5,098	17,413
Other liabilities	11	41,766	44,828	40,014
Other financial liabilities	12	18,206	18,363	1,159
Deferred revenue	14	71,193	70,911	—
		342,742	345,689	221,773

Other financial liabilities	12	22,107	23,128	—
Long-term debt	13	668,710	479,540	—
Deferred revenue	14	488,051	391,367	—
Provisions	15	144,320	159,030	147,304
Pension obligations	3	47,062	68,960	32,790
Other employee benefits	3	137,830	140,531	121,106
Deferred tax liabilities	16b	254,629	214,791	175,080
		2,105,451	1,823,036	698,053

Equity
Share capital	17b	1,020,900	1,020,458	1,020,126
Reserves		34,530	(51,936)	(8,384)
Retained earnings		617,460	685,250	740,441
Equity attributable to owners of the Company		1,672,890	1,653,772	1,752,183
Non-controlling interests	20	(235)	(311)	2,195
		1,672,655	1,653,461	1,754,378
		$3,778,106	$3,476,497	$2,452,431

Commitments (note 22)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30		June 30
	Note	2013	2012	2013	2012
Cash generated from (used in) operating activities:
Loss for the period		$(52,686)	$(29,606)	$(50,779)	$(26,252)
Tax expense		12,803	30,256	18,819	43,871
Items not affecting cash:
Depreciation and amortization	5b	21,003	21,478	35,385	40,509
Share-based payment (recovery) expense	5c	(1,417)	(590)	50	1,040
Net finance income		2,744	4,906	2,134	4,375
Change in fair value of derivatives		4,361	1,445	5,007	1,059
Change in deferred revenue related to stream		(25,066)	—	(34,509)	—
Change in taxes receivable/payable, net		3,272	31,279	11,824	54,130
Items reclassified from other comprehensive income	19	—	(627)	—	(1,284)
Impairment and mark-to-market losses	5e	5,072	32,656	6,966	37,976
Foreign exchange and other		25,777	(2,490)	23,082	7,088
Taxes paid		(6,522)	(22,569)	(16,373)	(54,129)
Operating cash flows before stream deposit and change in non-cash working capital		(10,659)	66,138	1,606	108,383
Precious metals stream deposit	14	131,475	—	131,475	—
Change in non-cash working capital	23	5,361	(24,942)	(19,626)	(95,460)
		126,177	41,196	113,455	12,923
Cash generated from (used in) investing activities:
Interest received		3,056	1,439	5,422	3,477
Acquisition of property, plant and equipment		(233,044)	(96,969)	(438,418)	(174,633)
Acquisition of intangible assets		(464)	(360)	(1,206)	(1,195)
Acquisition of investments		(3,619)	—	(7,322)	(5,096)
Release of restricted cash		(705)	—	(20,882)	—

Peruvian sales tax paid on capital expenditures		(30,720)	(6,058)	(51,809)	(9,279)
		(265,496)	(101,948)	(514,215)	(186,726)
Cash generated from (used in) financing activities:
Long-term debt borrowing net of transaction costs	13	156,685	—	156,685	—
Interest paid		—	—	(26,708)	—
Proceeds from exercise of stock options		—	40	319	118
Financing costs		(303)	—	(311)	—
Dividends paid	17b	—	—	(17,203)	(17,195)
		156,382	40	112,782	(17,077)
Effect of movement in exchange rates on cash and cash equivalents		9,388	69	27,817	1,864
Net increase (decrease) in cash and cash equivalents		26,451	(60,643)	(260,161)	(189,016)
Cash and cash equivalents, beginning of period		1,050,476	770,704	1,337,088	899,077
Cash and cash equivalents, end of period		$1,076,927	$710,061	$1,076,927	$710,061

For supplemental information, see note 23.

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30		June 30
			2012		2012
			Restated		Restated
	Note	2013	(note 3)	2013	(note 3)
Revenue	5a	$130,659	$189,858	$250,540	$376,896

Cost of sales
Mine operating costs		95,602	114,805	176,623	234,868
Depreciation and amortization	5b	20,814	21,278	34,988	40,113
		116,416	136,083	211,611	274,981

Gross profit		14,243	53,775	38,929	101,915

Selling and administrative expenses		8,207	7,898	19,276	18,057
Exploration and evaluation		6,891	10,679	15,610	23,438
Other operating income	5d	(177)	(324)	(314)	(521)
Other operating expenses	5d	2,459	3,123	4,604	4,441

Results from operating activities		(3,137)	32,399	(247)	56,500

Finance income	5e	265	(1,817)	(2,109)	(3,866)
Finance expenses	5e	2,479	6,723	4,243	8,241
Other finance losses	5e	34,002	26,843	29,579	34,506
Net finance expense		36,746	31,749	31,713	38,881
(Loss) profit before tax		(39,883)	650	(31,960)	17,619
Tax expense	16a	12,803	30,256	18,819	43,871

Loss for the period		(52,686)	(29,606)	(50,779)	(26,252)

Attributable to:
Owners of the Company		(52,592)	(28,770)	(50,587)	(24,261)
Non-controlling interests	20	(94)	(836)	(192)	(1,991)
Loss for the period		$(52,686)	$(29,606)	$(50,779)	$(26,252)

Loss per share
Basic and diluted		$(0.31)	$(0.17)	$(0.29)	$(0.14)

Weighted average number of common shares outstanding (note 18):
Basic		172,028,376	171,956,835	172,020,482	171,950,593
Diluted		172,028,376	171,956,835	172,020,482	171,950,593

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
		2012		2012
		Restated		Restated
	2013	(note 3)	2013	(note 3)
Loss for the period	$(52,686)	$(29,606)	$(50,779)	$(26,252)

Other comprehensive income (loss): (note 19)
Recognized directly in equity:
Net exchange gain on translation of foreign operations	51,345	11,333	75,202	1,287
Effective portion of change in fair value of cash flow hedges	—	414	—	(596)
Change in fair value of available-for-sale financial investments	(13,206)	(31,697)	(13,097)	(37,910)
Tax effect	—	(110)	—	160
	38,139	(20,060)	62,105	(37,059)

Items that will not be reclassified subsequently to profit or loss
Recognized directly in equity:
Remeasurement - actuarial income (loss)	27,230	(16,717)	21,180	(31,372)
Tax effect	(4,288)	4,062	(3,373)	6,188
	22,942	(12,655)	17,807	(25,184)

Transferred to income statement:
Change in fair value of cash flow hedges	—	(627)	—	(1,284)
Change in fair value of available-for-sale financial investments	5,240	30,996	6,979	33,556
Sale of investments	—	—	(28)	—
Tax effect	—	156	—	321
	5,240	30,525	6,951	32,593

Other comprehensive income (loss) net of tax, for the period	66,321	(2,190)	86,863	(29,650)

Total comprehensive income (loss) for the period	$13,635	$(31,796)	$36,084	$(55,902)

Attributable to:
Owners of the Company	13,561	(31,057)	36,008	(53,917)
Non-controlling interests	74	(739)	76	(1,985)

Total comprehensive income (loss) for the period	$13,635	$(31,796)	$36,084	$(55,902)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 17)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve (note 3)	Retained earnings	Total	Non-controlling interests (note 20)	Total equity
Balance, January 1, 2012 (notes 2e, 3)	$1,020,126	$25,757	$21,361	$6,161	$1,818	$(63,481)	$740,441	$1,752,183	$2,195	$1,754,378
Loss	—	—	—	—	—	—	(24,261)	(24,261)	(1,991)	(26,252)
Other comprehensive income (loss) (note 19)	—	—	1,282	(4,354)	(1,399)	(25,184)	—	(29,655)	5	(29,650)
Total comprehensive income (loss)	—	—	1,282	(4,354)	(1,399)	(25,184)	(24,261)	(53,916)	(1,986)	(55,902)
Contributions by and distributions to owners
Share-based payment expense (note 5c)	—	522	—	—	—	—	—	522	—	522
Stock options exercised	170	(53)	—	—	—	—	—	117	—	117
Dividends (note 17b)	—	—	—	—	—	—	(17,195)	(17,195)	—	(17,195)
Total contributions by and distributions to owners	170	469	—	—	—	—	(17,195)	(16,556)	—	(16,556)
Balance, June 30, 2012	$1,020,296	$26,226	$22,643	$1,807	$419	$(88,665)	$698,985	$1,681,711	$209	$1,681,920

Income (loss)	—	—	—	—	—	—	3,462	3,462	(672)	2,790
Other comprehensive (loss) income	—	—	(12,064)	14,691	(419)	(16,551)	—	(14,343)	(109)	(14,452)
Total comprehensive (loss) income	—	—	(12,064)	14,691	(419)	(16,551)	3,462	(10,881)	(781)	(11,662)
Contributions by and distributions to owners
Share-based payment expense	—	552	—	—	—	—	—	552	—	552
Stock options exercised	162	(575)	—	—	—	—	—	(413)	—	(413)
Dividends	—	—	—	—	—	—	(17,197)	(17,197)	—	(17,197)
Total contributions by and distributions to owners	162	(23)	—	—	—	—	(17,197)	(17,058)	—	(17,058)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	261	261
Balance, December 31, 2012	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,250	$1,653,772	$(311)	$1,653,461

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 17)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve (note 3)	Retained earnings	Total	Non-controlling interests (note 20)	Total equity
Balance, January 1, 2013	$1,020,458	$26,203	$10,579	$16,498	$—	(105,216)	$685,250	$1,653,772	$(311)	$1,653,461
Loss	—	—	—	—	—	—	(50,587)	(50,587)	(192)	(50,779)
Other comprehensive income (loss) (note 19)	—	—	74,934	(6,146)	—	17,807	—	86,595	268	86,863
Total comprehensive income (loss)	—	—	74,934	(6,146)	—	17,807	(50,587)	36,008	76	36,084
Contributions by and distributions to owners
Stock options exercised	442	(129)	—	—	—	—	—	313	—	313
Dividends (note 17b)	—	—	—	—	—	—	(17,203)	(17,203)	—	(17,203)
Total contributions by and distributions to owners	442	(129)	—	—	—	—	(17,203)	(16,890)	—	(16,890)
Balance, June 30, 2013	$1,020,900	$26,074	$85,513	$10,352	$—	(87,409)	$617,460	$1,672,890	$(235)	$1,672,655

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2013 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”) and HudBay (BVI) Inc.

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, New York and Lima stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper mine under construction in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)              Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these condensed consolidated interim financial statements on July 31, 2013.

(b)              Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

(c)               Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

Significant areas requiring management judgement include estimating mineral reserves and resources; determination of functional currency; income and mining taxes; in-process inventory quantities and inventory cost allocations; property, plant and equipment, including cost allocations for mine development, mining properties expenditures capitalized, determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment, and componentization; assessment of impairment, including determination of cash-generating units and assessing for indications of impairment; recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment; determination whether assets meet criteria for classification as held for sale; measurement and classification of Peruvian sales taxes paid on capital expenditures; determining when a new mine commences commercial production; and contingent liabilities.

(d)              Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Significant areas requiring management to make estimates and assumptions include estimating mineral reserves and resources; estimates of fair value of financial instruments; taxes; in-process inventory quantities, inventory cost allocations and inventory valuation; property, plant and equipment, including units-of-production depreciation, estimated useful lives and residual values of property, plant and equipment and finite life intangible assets; assessment of impairment, including the determination of recoverable amount; determination of deferred revenue per unit related to the precious metals stream transaction and determination of current portion of deferred revenue; pensions and other employee benefits, including net interest cost; decommissioning, restoration and similar liabilities; contingent liabilities; capital commitments; and assaying used to determine revenue.

(e)               Correction of immaterial error:

The Group identified an immaterial error of an understatement of the Property, plant and equipment balance totaling $4,123, and an understatement of deferred tax liability of $1,622 as at December 31, 2012, which resulted from an overstatement of depreciation in 2011. The Group has corrected the error in the opening retained earnings as of January 1, 2012, as well as the comparative Property, plant and equipment and deferred tax balances in the balance sheet and the associated notes to the financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2012.

As required by the IASB, effective January 1, 2013 the Group adopted amended IAS 19 Employee Benefits:

•                       The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non-pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long term employee benefits).

This amended version of the standard revises certain aspects of the accounting for pension plans and other employee benefits. The adoption of the amendment eliminates the corridor method of accounting for defined benefit plans and requires the net defined benefit liability (asset) to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are required to be recognized immediately in the consolidated income statement. Interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net-interest’ amount under amended IAS 19, which is calculated by applying the discount rate to the net defined benefit liability or asset. Retirement benefit costs consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI. The Group will be accumulating all the remeasurements in accumulated OCI at the end of each reporting period. Pension plan administration costs are to be expensed as incurred. The definition of short- and long-term benefits has been clarified based on expected settlement date. Additional disclosures are required, including more comprehensive disclosure on the significant actuarial assumptions and related sensitivity analysis. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Group has adjusted its opening equity as at January 1, 2012 to recognize previously unrecognized past service costs and actuarial gains and losses. The post-employment benefits interest expense and employee benefit expense for the comparable period have been adjusted to reflect the accounting changes for defined benefit plans. The adjustments for each financial statement line item affected are presented in in the table below.

Pension expense and re-measurements were determined using the same assumptions and methods used at December 31, 2012 with the exception that the discount rate has been updated to 4.71% for re-measurement purposes.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

Adjustment to condensed consolidated balance sheet

	Jun. 30, 2013	Dec. 31, 2012	Jan. 1, 2012

Equity before accounting changes	$1,760,081	$1,761,280	$1,815,664
Increase in pension obligation	(87,771)	(103,506)	(58,304)
Increase in other employee benefits	(22,713)	(32,129)	(20,870)
Decrease in deferred tax liabilities	23,293	28,127	15,693
Equity after accounting change	$1,672,890	$1,653,772	$1,752,183

Adjustment to condensed consolidated income statement

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Loss before accounting change	$(54,176)	$(30,440)	$(53,290)	$(22,470)
Decrease (increase) to cost of sales	2,212	1,376	3,972	(6,235)
(Increase) decrease to tax expense	(722)	(542)	(1,461)	2,453
(Increase) decrease to loss	1,490	834	2,511	(3,782)
Loss after accounting change	$(52,686)	$(29,606)	$(50,779)	$(26,252)
Adjustment to loss per share as a result of change in net income (Basic and diluted)	0.01	—	0.01	(0.02)

Adjustment to condensed consolidated statement of comprehensive income

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Comprehensive income (loss) before accounting change	$(10,797)	$(19,975)	$15,766	$(26,936)
Decrease in OCI for remeasurement of post-employment benefit liabilities	11,300	(1,622)	8,651	(8,375)
Decrease in OCI for remeasurement of pension	15,930	(15,095)	12,529	(22,997)
Increase to income tax related to adjustment for remeasurement of pensions	(4,288)	4,062	(3,373)	6,188
Increase (decrease) in net income	1,490	834	2,511	(3,782)
Decrease to OCI	24,432	(11,821)	20,318	(28,966)
Comprehensive income (loss) after accounting change	$13,635	$(31,796)	$36,084	$(55,902)

There was no impact to total operating, investing and financing activities on the condensed consolidated interim statements of cash flow.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

As required by the IASB, effective January 1, 2013 the Group also adopted the following standards and amendments to IFRS:

•                       IFRS 10 Consolidated Financial Statements - this standard replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements carries forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees. The Group’s adoption of IFRS 10 had no effect on its consolidated financial statements.

•                       IFRS 11 Joint Arrangements - this standard replaces the guidance in IAS 31 Interests in Joint Ventures and classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. The Group’s adoption of IFRS 11 had no effect on its consolidated financial statements.

•                       IFRS 12 Disclosure of Interests in Other Entities - this standard contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The Group’s adoption of IFRS 12 required no additional disclosure in our consolidated interim financial statements.

•                       Amendments to IFRS 10, IFRS 11 and IFRS 12: Transition guidance - this amendment clarifies certain transitional guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       IFRS 13 Fair Value Measurement - this standard replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. The measurement of the fair value of an asset or liability is based on assumptions under current market conditions including assumptions about risk. The Group’s prospective adoption of IFRS 13 did not require any adjustment to the valuation techniques currently used to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

•                       Amendments to IAS 28 Investments in Associates and Joint Ventures - these amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       Amendments to IFRS 7 Financial Instruments: Disclosures - this amendment contains new disclosure requirements related to offsetting of financial assets and liabilities. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

•                       Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income - these amendments require separate presentation of the items of other comprehensive income (“OCI”) that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Group’s adoption of this amendment resulted in a different presentation within the statement of comprehensive income and the other comprehensive income note (note 19), as the items that will never be reclassified from profit or loss are separated from those that will be.

•                       IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - this interpretation provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine. The Group’s adoption of this standard had no effect on its consolidated financial statements as the Group does not have any surface mines in the production phase.

Where necessary, the comparative information has been adjusted to conform to the current year presentation. In such a case, the nature of the reclassification; the amount of each item that is reclassified; and the reason for the reclassification is disclosed.

4.                   New standards not yet adopted

•                       Amendments to IAS 32 Offsetting Financial Assets and Liabilities - this amendment clarifies certain aspects of offsetting and net and gross settlement. The Group intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning on January 1, 2014. The Group has not yet determined the effect of adoption of IAS 32 on its consolidated financial statements.

•                       IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The Group intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

5.                   Revenue and expenses

(a)              Revenue

The Group’s revenue by significant product types:

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Copper	$43,125	$92,981	$103,448	$189,730
Zinc	55,917	49,580	107,532	105,860
Gold	35,019	45,913	49,011	79,396
Silver	4,918	5,705	7,122	11,931
Other	1,005	1,916	2,380	3,186
	139,984	196,095	269,493	390,103
Less: treatment and refining charges	(4,713)	(6,237)	(9,664)	(13,207)
Less: pre-production revenue	(4,612)	—	(9,289)	—
	$130,659	$189,858	$250,540	$376,896

Pre-production revenue relates to revenue earned from production at the Group’s Lalor and 777 North projects in Manitoba. Revenues related to inventory produced prior to commencement of commercial production are being credited against capital costs rather than recognized as revenue in the income statement.

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Total depreciation and amortization presented in:
Cost of sales	$20,814	$21,278	$34,988	$40,113
Selling and administrative expenses	189	200	397	396
	$21,003	$21,478	$35,385	$40,509

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

(c)               Share-based payment expense

				Total
	Equity-settled	Cash-settled		share-based
	Stock			payment
	Options	RSUs	DSUs	expense
Three months ended June 30, 2013
Share-based payment expense presented in:
Cost of sales	$—	$(81)	$—	$(81)
Selling and administrative expenses	—	(426)	(1,036)	(1,462)
Other operating expenses	—	120	—	120
Exploration and evaluation	—	6	—	6
	$—	$(381)	$(1,036)	$(1,417)
Six months ended June 30, 2013
Share-based payment expense presented in:
Cost of sales	$—	$177	$—	$177
Selling and administrative expenses	—	639	(879)	(240)
Other operating expenses	—	107	—	107
Exploration and evaluation	—	6	—	6
	$—	$929	$(879)	$50

Three months ended June 30, 2012
Share-based payment expense presented in:
Cost of sales	$—	$(83)	$—	$(83)
Selling and administrative expenses	256	(157)	(635)	(536)
Other operating expenses	—	36	—	36
Exploration and evaluation	—	(7)	—	(7)
	$256	$(211)	$(635)	$(590)
Six months ended June 30, 2012
Share-based payment expense presented in:
Cost of sales	$—	$251	$—	$251
Selling and administrative expenses	522	393	(173)	742
Other operating expenses	—	41	—	41
Exploration and evaluation	—	6	—	6
	$522	$691	$(173)	$1,040

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

(d)              Other operating income and expenses

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Other operating income
Net gain on disposition of property, plant and equipment	$—	$(170)	$—	$(157)
Other income	(177)	(154)	(314)	(364)
	(177)	(324)	(314)	(521)
Other operating expenses
Cost of non-producing properties	1,663	3,082	3,685	4,372
Net loss on disposition of property, plant and equipment	796	—	919	—
Other expenses	—	41	—	69
	$2,459	$3,123	$4,604	$4,441

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

(e)               Finance income and expenses

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Finance income
Interest income	$(3,392)	$(1,817)	$(5,766)	$(3,866)
Less: adjustment to interest capitalized	3,657	—	3,657	—
	265	(1,817)	(2,109)	(3,866)

Finance expenses
Interest expense on long-term debt	12,751	915	25,144	915
Unwinding of accretion on financial liabilities (note 12)	525	—	1,123	—
Unwinding of discounts on provisions	845	791	1,549	1,556
Other finance expenses	1,634	5,932	2,694	6,685
	15,755	7,638	30,510	9,156
Less: interest capitalized	(13,276)	(915)	(26,267)	(915)
	2,479	6,723	4,243	8,241

Other finance losses
Net foreign exchange losses (gains)	23,808	(5,999)	19,276	(3,456)
Ineffective gains on cash flow hedges	—	186	—	(14)
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Non-hedge derivatives	5,122	—	3,365	—
Classified as held-for-trading	(168)	1,660	(13)	1,724
Net gain reclassified from equity on disposal available-for-sale investments (note 19)	—	—	(28)	—
Impairment of receivables	—	—	—	2,696
Reclassified from equity on impairment of available-for-sale investments (note 19)	5,240	30,996	6,979	33,556
	34,002	26,843	29,579	34,506
Net finance expense	$36,746	$31,749	$31,713	$38,881

During the three and six months ended June 30, 2013, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $5,240 and $6,979, respectively, from the available-for-sale reserve within equity to the income statement.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

6.                   Trade and other receivables

	Jun. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Trade receivables	$36,045	$42,062	$27,405
Embedded derivatives - provisional pricing (note 21c)	(3,439)	(937)	(1,407)
Statutory receivables	51,723	10,309	8,325
Other receivables	2,251	1,442	6,063
	86,580	52,876	40,386
Less: allowance for bad debts	—	—	(77)
	86,580	52,876	40,309
Non-current
Statutory receivables - Peruvian sales tax	48,508	43,149	5,212
	$135,088	$96,025	$45,521

Primarily all of the current statutory receivables ($49,887) and all of the non-current receivable consists of refundable sales taxes in Peru that the Group has paid on capital expenditures for its Constancia project. The Group expects to receive refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

7.                   Inventories

	Jun. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Work in progress	$2,836	$6,141	$4,362
Finished goods	31,479	38,750	58,730
Materials and supplies	14,331	13,518	14,058
	48,646	58,409	77,150
Non-current
Materials and supplies	6,440	5,852	5,721
	$55,086	$64,261	$82,871

The cost of inventories recognized as an expense and included in cost of sales amounted to $85,574 and $154,035 for the three and six months ended June 30, 2013, respectively (three and six months ended June 30, 2012 - $91,882 and $193,577, respectively).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

8.                   Prepaid expenses and other current assets

	Jun. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Prepayments to suppliers related to capital projects	$30,895	$12,732	$3,764
Prepaid insurance	2,140	5,769	5,311
Other	6,007	5,469	4,889
	39,042	23,970	13,964

9.                   Other financial assets

	Jun. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Derivative assets	$1,198	$2,442	$3,112
Non-current
Available-for-sale investments	65,499	71,260	98,279
Investments at fair value through profit or loss	233	220	2,090
Derivative assets	10	—	132
Restricted cash	22,632	1,655	1,692
	88,374	73,135	102,193
	$89,572	$75,577	$105,305

Available-for-sale investments

Available for sale investments consist of investments in metals and mining companies, most of which are publicly traded. During the three and six months ended June 30, 2013, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $5,240 and $6,979, respectively from the available-for-sale reserve within equity to the income statement (notes 5e and 19). During the three and six months ended June 30, 2012, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $30,996 and $33,556, respectively, from the available-for-sale reserve within equity to the income statement.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s non-Peruvian material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. On June 14, 2013, the available amount under the facility was reduced to US$100 million. As at June 30, 2013, the Group had outstanding letters of credit in the amount of $64,524 (December 31, 2012 - $64,524).

As required by Peruvian law, Hudbay Peru is to provide security with respect to its decommissioning and restoration obligations. Hudbay Peru provided the first annual deposit of $20,882 in the form of a letter of credit and reclassified cash on deposit with a Peruvian bank to support the letter of credit from cash and cash equivalents to restricted cash.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

10.            Property, plant and equipment

		Accumulated
		depreciation and	Carrying
Jun. 30, 2013	Cost	amortization	amount
Exploration and evaluation assets	$36,337	$—	$36,337
Capital works in progress	1,716,928	—	1,716,928
Mine development	459,145	(343,525)	115,620
Plant and equipment	667,288	(325,558)	341,730
	$2,879,698	$(669,083)	$2,210,615

		Accumulated
		depreciation and	Carrying
		amortization	amount
		Restated	Restated
Dec. 31, 2012	Cost	(note 2e)	(note 2e)
Exploration and evaluation assets	$35,119	$—	$35,119
Capital works in progress	1,318,523	—	1,318,523
Mine development	399,230	(330,199)	69,031
Plant and equipment	614,510	(305,010)	309,500
	$2,367,382	$(635,209)	$1,732,173

		Accumulated
		depreciation and	Carrying
		amortization	amount
		Restated	Restated
Jan. 1, 2012	Cost	(note 2e)	(note 2e)
Exploration and evaluation assets	$36,994	$—	$36,994
Capital works in progress	786,844	(312)	786,532
Mine development	378,335	(304,112)	74,223
Plant and equipment	576,898	(267,479)	309,419
	$1,779,071	$(571,903)	$1,207,168

The Group has determined that the level of activity that represents commercial production is production of an average of 60% design capacity over a three-month period. On March 31, 2013, phase 1 of the Lalor mine met the threshold, and the Group concluded that commercial production related to phase 1 at the Lalor mine commenced on April 1, 2013 at which time the carrying value of the related assets within capital works in progress was reclassified to plant and equipment and depreciation of the assets commenced.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

11.            Other liabilities

		Dec. 31, 2012	Jan. 1, 2012
		Restated	Restated
	Jun. 30, 2013	(note 3)	(note 3)
Current portion of
Provisions (note 15)	$5,906	$9,100	$4,434
Pension liability	32,195	32,195	32,067
Other employee benefits	3,665	3,533	3,513
	$41,766	$44,828	$40,014

12.            Other financial liabilities

	Jun. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Derivative liabilities	$483	$75	$1,159
Other financial liabilities at amortized cost	17,723	18,288	—
	18,206	18,363	1,159
Non-current
Other financial liabilities at amortized cost	22,107	23,128	—
	$40,313	$41,491	$1,159

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project and carry out exploration and evaluation activities in the area. During the six months ended June 30, 2013, the liability associated with one of the community agreements increased by $14,662 and payments of $16,496 were made.

During the six months ended June 30, 2013, the Group capitalized $1,123 to property, plant and equipment related to the unwinding of accretion on these financial liabilities at amortized cost (six months ended June 30, 2012 - nil) (note 5e).

Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

13.            Long-term debt

Balance, January 1, 2012	$—
Principal, net of transaction costs	474,684
Fair value of embedded derivative (prepayment option)	(4,768)
Effects of changes in foreign exchange	9,299
Accretion of transaction costs	325
Balance, December 31, 2012	$479,540
Addition to Principal, net of transaction costs and bond premium	152,795
Change in fair value of embedded derivative (prepayment option)	3,365
Effects of changes in foreign exchange	32,394
Accretion of transaction costs	616
Balance, June 30, 2013	$668,710

Consists of:
Long-term Debt	$670,509
Prepayment option embedded derivative at fair value	(1,799)
$668,710

On June 20, 2013, Hudbay issued US$150,000 aggregate principal amount of 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are additional to the US$500,000 aggregate principal amount of 9.50% senior unsecured notes that we issued on September 13, 2012 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 102% of the aggregate principal amount, resulting in gross proceeds of US$153,000 ($156,685) and will yield 9.11% to maturity. Consistent with the Initial Notes, the Additional Notes have been classified as financial liabilities at amortized cost and accounted for initially at fair value net of transaction costs and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds of the offering will be used to fund the development of the Constancia project, interest costs are capitalized to project assets during the development phase of this project.

The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries which include subsidiaries that own the Constancia project. The Notes also contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to the Group’s financial performance, there are transaction-based restrictive covenants that limit the Group’s ability to incur additional indebtedness in certain circumstances. In addition, the Group’s ability to make restricted payments, including dividend payments, in excess of a threshold amount is subject to the compliance with certain covenants which require either the generation of sufficient net earnings or equity issuance or, in the case of semi-annual dividend payments in an amount not exceeding US$20,000, having a ratio of consolidated debt to earnings before income tax and depreciation and amortization of 2.50 to 1.00 or less.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

14.            Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Group will receive aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project.

In addition to the deposit payments, as gold and silver are delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received an upfront payment of US$500,000 ($491,600) in September 2012. In June 2013, the Group received an additional installment of US$125,000 ($131,475) as US$500,000 in capital expenditures was paid for at the Group’s Constancia project. The Group will receive the final installment of US$125,000 once a total of US$1,000,000 in capital expenditures has been paid at the Constancia project.

The Group recorded the deposits received as deferred revenue and will recognize amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2012	$—
Upfront deposit received	491,600
Recognition of revenue	(29,322)
Balance, December 31, 2012	462,278
Additional installment received	131,475
Recognition of revenue	(34,509)
Balance, June 30, 2013	$559,244

	Jun. 30, 2013	Dec. 31, 2012
Reflected in the balance sheets as follows:
Current	$71,193	$70,911
Non-current	488,051	391,367
	$559,244	$462,278

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

15.            Provisions

	Decommiss-ioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Reflected in the balance sheets as follows:
Jun. 30, 2013
Current (note 11)	$811	$2,660	$2,435	$—	$5,906
Non-current	141,722	—	2,598	—	144,320
	$142,533	$2,660	$5,033	$—	$150,226
Dec. 31, 2012
Current (note 11)	$1,839	$3,540	$3,547	$174	$9,100
Non-current	155,836	—	3,194	—	159,030
	$157,675	$3,540	$6,741	$174	$168,130
Jan. 1, 2012
Current (note 11)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304
	$146,082	$2,415	$2,746	$495	$151,738

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

16.            Income and mining taxes

(a)              Tax expense:

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Tax expense based on:
Current:
Taxable income	$200	$(2,116)	$182	$117
Taxable mining profits	957	8,698	2,815	15,173
Adjustments in respect of prior years	2,094	(16,212)	1,552	(16,212)
	3,251	(9,630)	4,549	(922)
Deferred:
Income taxes - origination and reversal of temporary difference	21,529	13,370	26,978	21,268
Canadian mining taxes - origination and reversal of temporary difference	(826)	2,297	(1,520)	2,301
Peruvian mining tax - origination and reversal of temporary difference	(6,539)	5,726	(6,539)	5,726
IAS 19 Employee Benefits adjustment, prior year (note 3)	—	542	—	(2,453)
Adjustments in respect of prior years	(4,612)	17,951	(4,649)	17,951
	9,552	39,886	14,270	44,793
	$12,803	$30,256	$18,819	$43,871

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

(b)              Deferred tax assets and liabilities as represented on the balance sheets:

		Dec. 31, 2012	Jan. 1, 2012
		Restated	Restated
	Jun. 30, 2013	(notes 2e, 3)	(notes 2e, 3)
Deferred income tax asset - Canada	$26,411	$13,563	$12,277
Deferred mining tax asset - Canada	—	—	551
	26,411	13,563	12,828
Deferred income tax liability - Canada and Peru	(236,251)	(187,750)	(155,798)
Deferred mining tax liability - Canada	(224)	(3,581)	—
Deferred mining tax liability - Peru	(18,154)	(23,460)	(19,282)
	(254,629)	(214,791)	(175,080)
Net deferred tax liability balance	$(228,218)	$(201,228)	$(162,252)

(c)               Changes in deferred tax assets and liabilities:

		Dec. 31, 2012
		Restated
	Jun. 30, 2013	(notes 2e, 3)
Net deferred tax liability balance, beginning of period	$(201,228)	$(162,252)
Deferred tax expense	(14,270)	(54,933)
OCI transactions	(3,373)	—
Foreign currency translation on Hudbay Peru deferred tax liability	(9,347)	3,524
IAS 19 Employee Benefits adjustment, prior year	—	12,433
Net deferred tax liability balance, end of period	$(228,218)	$(201,228)

(d)              Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)               Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

17.            Share capital

(a)              Preference shares:

Authorized:                      Unlimited preference shares without par value

(b)              Common shares:

Authorized:                      Unlimited common shares without par value

Issued and fully paid:

	Six months ended		Year ended
	Jun. 30, 2013		Dec. 31, 2012
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of period	171,984,487	$1,020,458	171,937,665	$1,020,126
Exercise of stock options	43,889	442	46,822	332
Balance, end of period	172,028,376	$1,020,900	171,984,487	$1,020,458

On July 31, 2013, the Company declared a semi-annual dividend of $0.01 per share. The dividend will be paid on September 27, 2013 to shareholders of record as of September 13, 2013 and is expected to total $1,720. The Company paid $17,203 on March 28, 2013 to shareholders of record as of March 18, 2013.

The Company paid $17,195 on March 30, 2012 to shareholders of record as of March 20, 2012.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

18.            Earnings per share data

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Weighted average common shares outstanding
Basic	172,028,376	171,956,835	172,020,482	171,950,593
Plus net incremental shares from assumed conversion: stock options	207,392	258,117	240,804	314,610
Diluted weighted average common shares outstanding	172,235,768	172,214,952	172,261,286	172,265,203

The determination of the diluted weighted-average number of common shares excludes 2,863,742 and 2,134,837 shares related to stock options that were anti-dilutive for the three and six months ended June 30, 2013, respectively (three and six months ended June 30, 2012 - 2,342,964 and 1,765,181 shares, respectively).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the loss per share, which would be anti-dilutive. Consequently, for the three and six months ended June 30, 2013, the Group calculated diluted loss per share using 172,028,376  and 172,020,482 common shares, respectively. For the three and six months ended June 30, 2012, the Group calculated diluted loss per share using 171,956,835 and 171,950,593 common shares, respectively.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

19.            Other comprehensive income (loss) (“OCI”)

	Three months ended Jun. 30, 2013			Three months ended Jun. 30, 2012
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation
Net exchange gain on translation of foreign operations	$51,345	$—	$51,345	$11,333	$—	$11,333

Available-for-sale
Change in fair value of available-for-sale investments	(13,206)	—	(13,206)	(31,697)	—	(31,697)
Transfer to income statement on impairment of investments (note 5e)	5,240	—	5,240	30,996	—	30,996
	(7,966)	—	(7,966)	(701)	—	(701)

Cash flow hedge
Effective portion of change in fair value of cash flow hedges	—	—	—	414	(110)	304
Transfer to income statement as hedged transactions occurred	—	—	—	(627)	156	(471)

	—	—	—	(213)	46	(167)
Items that will not be reclassified subsequently to profit or loss
Actuarial gain (loss) (note 3)	27,230	(4,288)	22,942	(16,717)	4,062	(12,655)
Total OCI (loss)	$70,609	$(4,288)	$66,321	$(6,298)	$4,108	$(2,190)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

	Six months ended Jun. 30, 2013			Six months ended Jun. 30, 2012 Restated (note 3)
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax

Items that may be reclassified subsequently to profit or loss

Foreign currency translation
Net foreign exchange gain on translation of foreign operations	$75,202	$—	$75,202	$1,287	$—	$1,287

Available-for-sale
Change in fair value of available-	(13,097)	—	(13,097)	(37,910)	—	(37,910)
Transfer to income statement on impairment of investments (note 5e)	6,979	—	6,979	33,556	—	33,556
Transfer to income statements on sale of investments (note 5e)	(28)	—	(28)	—	—	—
	(6,146)	—	(6,146)	(4,354)	—	(4,354)

Cash flow hedges
Effective portion of change in fair value of cash flow hedges	—	—	—	(596)	160	(436)
Transfer to income statements as hedged transactions occurred	—	—	—	(1,284)	321	(963)
	—	—	—	(1,880)	481	(1,399)

Items that will not be reclassified subsequently to profit or loss

Actuarial gain (loss) (note 3)	21,180	(3,373)	17,807	(31,372)	6,188	(25,184)
Total OCI (loss)	$90,236	$(3,373)	$86,863	$(36,319)	$6,669	$(29,650)

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statements:

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Revenue	$—	$627	$—	$1,284
Other finance losses (note 5e)	(5,240)	(30,996)	(6,951)	(33,556)
Tax expense	—	(156)	—	(321)
	$(5,240)	$(30,525)	$(6,951)	$(32,593)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

20.    Non-controlling interests

Hudbay owns 51% of the Back Forty project in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements as a subsidiary. Hudbay suspended its exploration and evaluation activities at the Back Forty project effective July 3, 2012.

In accordance with two joint venture agreements with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper project and the two claims immediately to the south, as well as four exploration properties. Hudbay has control over the project and exploration properties and accordingly consolidates the Reed copper project in its consolidated financial statements. The Reed copper project entered the development phase effective April 1, 2012.

		Reed
		Copper
	Back Forty	Project &
	Project	Exploration	Total

Balance, January 1, 2012	$3,093	$(898)	$2,195
Share of OCI	5	—	5
Share of net (loss) profit	(1,552)	(439)	(1,991)
Balance, June 30, 2012	1,546	(1,337)	209
Acquisition of non-controlling interest	—	261	261
Share of OCI	(109)	—	(109)
Share of net loss	(672)	—	(672)
Balance, December 31, 2012	765	(1,076)	(311)
Share of OCI	268	—	268
Share of net loss	(192)	—	(192)
Balance, June 30, 2013	$841	$(1,076)	$(235)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

21.    Financial instruments

(a)     Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Jun. 30, 2013		Dec. 31, 2012		Jan. 1, 2012
	Fair Value	Carrying value	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents[1]	$1,076,927	$1,076,927	$1,337,088	$1,337,088	$899,077	$899,077
Restricted cash[1]	22,632	22,632	1,655	1,655	1,692	1,692
Trade and other receivables1 2	38,296	38,296	43,504	43,504	33,391	33,391
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	(3,439)	(3,439)	(937)	(937)	(1,407)	(1,407)
Non-hedge derivative assets[3]	1,208	1,208	2,442	2,442	36	36
Investments at FVTPL[4]	233	233	220	220	2,090	2,090
Designated in cash flow hedges
Hedging derivative assets[3]	—	—	—	—	3,076	3,076
Available-for-sale
Available-for-sale investments[4]	65,499	65,499	71,260	71,260	98,279	98,279
	1,201,356	1,201,356	1,455,232	1,455,232	1,036,234	1,036,234
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables1 2	202,113	202,113	198,717	198,717	158,708	158,708
Other financial liabilities[5]	34,554	39,830	39,838	41,416	—	—
Long-term debt[6]	676,833	670,509	528,541	484,365	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	(631)	(631)	(41)	(41)	35	35
Prepayment option embedded derivative[7]	(1,799)	(1,799)	(4,825)	(4,825)	—	—
Non-hedge derivative liabilities[3]	483	483	75	75	1,159	1,159
	911,553	910,505	762,305	719,707	159,902	159,902
Net financial assets	$289,803	$290,851	$692,927	$735,525	$876,332	$876,332

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

1         Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2   Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

3         Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

4         Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5         These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows, a level 3 input, and a credit adjusted discount rate.

6         Fair value of the long-term debt (note 13) has been determined using the quoted market price at the period end, a Level 1 input.

7         Fair value of the prepayment option embedded derivative related to the long-term debt (note 13) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1:            Quoted prices in active markets for identical assets or liabilities;

•                       Level 2:            Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                       Level 3:            Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2013	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(3,439)	$—	$(3,439)
Non-hedge derivatives	—	1,208	—	1,208
Investments at FVTPL	—	233	—	233
Available-for-sale investments	63,499	—	2,000	65,499
	63,499	(1,998)	2,000	63,501
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(631)	—	(631)
Non-hedge derivatives	—	483	—	483
Prepayment option embedded derivative	—	(1,799)	—	(1,799)
	$—	$(1,947)	$—	$(1,947)

December 31, 2012	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(937)	$—	$(937)
Non-hedge derivatives	—	2,442	—	2,442
Investments at FVTPL	—	220	—	220
Available for sale investments	69,260	—	2,000	71,260
	69,260	1,725	2,000	72,985
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(41)	—	(41)
Non-hedge derivatives	—	75	—	75
Prepayment option embedded derivative	—	(4,825)	—	(4,825)
	$—	$(4,791)	$—	$(4,791)

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and six months ended June 30, 2013, the Group did not make any transfers. During the year ended December 31, 2012, the Group impaired one of its level 3 investments by $2,000. There was no movement in the remaining level 3 investment.

(b)     Derivatives and hedging:

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At June 30, 2013, the Group held contracts for forward zinc purchases of 10,751 tonnes (December 31, 2012 - 11,340 tonnes) that related to forward customer sales of zinc. Prices ranged from US$1,818 to US$2,005 per tonne (December 31, 2012 - US$1,807 to US$2,094), and settlement dates extended out up to December 2014.

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver credits to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. The Group held gold forward sales contracts of 6,455 ounces. Prices were in the range of $US1,225, and settlement dates extend out up to August 2013. The Group had no significant silver forward sales contracts outstanding as at June 30, 2013.

(c)     Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At June 30, 2013, the Group’s net position consisted of contracts awaiting final pricing for sales of 6,446 tonnes of copper (six months ended June 30, 2012 - 14,127 tonnes), no purchase contracts of zinc (six months ended June 30, 2012 - 4,532 tonnes), sales of 2,307 ounces of gold (six months ended June 30, 2012 - 21,410) and sales of 27,071 ounces of silver (six months ended June 30, 2012 162,471 ounces).

As at June 30, 2013, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$3.06/lb (June 30, 2012 - US$3.49/lb), US$1,224.21/oz (June 30, 2012 - US$1,604.94/oz) and US$19.47/oz (June 30, 2012 - US$27.59/oz), respectively.

Prepayment option embedded derivative

The Initial Notes (note 13) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value recognized as unrealized gains in finance income and expense (note 5e).

22. Commitments

As at June 30, 2013, the Group had outstanding capital commitments of approximately $85,134 primarily related to its Lalor and Reed projects, of which approximately $37,598 cannot be terminated by the Group; and approximately $478,110 in Peru, primarily related to its Constancia project, of which approximately $113,846 cannot be terminated by the Group.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

23.    Supplementary cash flow information

(a)     Change in non-cash working capital:

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Change in:
Trade and other receivables	$30,973	$38,090	$16,420	$(12,536)
Inventories	9,803	6,551	9,694	8,347
Prepaid expenses and other current assets	(6,895)	4,306	(6,361)	5,066
Trade and other payables	(4,289)	(27,280)	8,705	(25,344)
Change in taxes payable/receivable	(3,272)	(31,279)	(11,824)	(54,130)
Taxes - ITC	(2,129)	(15,820)	(4,446)	(16,851)
Provisions and other liabilities	(18,830)	490	(31,814)	(12)
	$5,361	$(24,942)	$(19,626)	$(95,460)

(b)     Non-cash transactions:

During the six months ended June 30, 2013, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                      The Group recognized additional property, plant and equipment of $10,993 and recognized additional financial liabilities of $15,592 related to agreements with communities near the Constancia project relating to the acquisition of rights to extract minerals and the ability to explore the land. During the period, The Group made payments of $16,496, which are included in acquisition of property, plant and equipment in the statements of cash flows. The Group capitalized interest of $962 related to this agreement.

•                      Remeasurements of the Group’s decommissioning and restoration liabilities as at June 30, 2013, led to decreases in related property, plant and equipment assets of $15,187 mainly as a result of discount rate changes.

•                      Property, plant and equipment included $113,254 of additions which were not yet paid for as at June 30, 2013 (December 31, 2012 - $107,604). These purchases will be reflected in the statements of cash flows in the periods payments are made.

(c)     Cash and cash equivalents

	Jun. 30, 2013	Dec. 31, 2012	Jan. 1, 2012

Cash on hand and demand deposits	$698,294	$1,292,414	$899,077
Short-term money market instruments with maturities of three months or less at acquisition date	378,633	44,674	—
	$1,076,927	$1,337,088	$899,077

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

24.    Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), gold, silver, zinc and other metals. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011, in addition to exploration activities in Chile and Colombia. The “Other” segment includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator and the Michigan segment which includes the Back Forty property and other exploration properties. The Michigan segment suspended exploration and evaluation activities in July 2012. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation. Prior year comparatives have been reclassified to reflect updates to the Group’s segments and to reflect amendments to IAS 19 Employee Benefits.

Three months ended June 30, 2013

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$130,659	$—	$—	$—	$130,659
Cost of sales
- mine operating costs	95,602	—	—	—	95,602
- depreciation and amortization	20,814	—	—	—	20,814
Gross profit	14,243	—	—	—	14,243
Selling and administrative expenses	652	2	—	7,553	8,207
Exploration and evaluation	2,521	4,069	219	82	6,891
Other operating income	(25)	—	—	(152)	(177)
Other operating expenses	153	1,582	721	3	2,459
Results from operating activities	$10,942	$(5,653)	$(940)	$(7,486)	$(3,137)
Finance income					265
Finance expenses					2,479
Other finance losses					34,002
Loss before tax					(39,883)
Tax expense					12,803
Loss for the period					$(52,686)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

Three months ended June 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$189,858	$—	$—	$—	$189,858
Cost of sales
- mine operating costs	114,805	—	—	—	114,805
- depreciation and amortization	21,278	—	—	—	21,278
Gross profit	53,775	—	—	—	53,775
Selling and administrative expenses	414	—	—	7,484	7,898
Exploration and evaluation	2,191	5,149	2,847	492	10,679
Other operating income	(210)	(24)	—	(90)	(324)
Other operating expenses	274	1,027	1,822	—	3,123
Results from operating activities	$51,106	$(6,152)	$(4,669)	$(7,886)	$32,399
Finance income					(1,817)
Finance expenses					6,723
Other finance losses					26,843
Profit before tax					650
Tax expense					30,256
Loss for the period					$(29,606)

Six months ended June 30, 2013

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$250,540	$—	$—	$—	$250,540
Cost of sales
- mine operating costs	176,623	—	—	—	176,623
- depreciation and amortization	34,988	—	—	—	34,988
Gross profit	38,929	—	—	—	38,929
Selling and administrative expenses	998	17	—	18,261	19,276
Exploration and evaluation	7,250	7,764	447	149	15,610
Other operating income	(32)	—	—	(282)	(314)
Other operating expenses	339	2,783	1,482	—	4,604
Results from operating activities	$30,374	$(10,564)	$(1,929)	$(18,128)	$(247)
Finance income					(2,109)
Finance expenses					4,243
Other finance gains					29,579
Loss before tax					(31,960)
Tax expense					18,819
Loss for the period					$(50,779)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

June 30, 2013

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Total assets	$1,399,121	$2,027,455	$25,098	$326,432	$3,778,106
Total liabilities	874,525	511,650	20,074	699,202	2,105,451
Property, plant and equipment	771,770	1,411,703	22,086	5,056	2,210,615

Six months ended June 30, 2013

Additions to property, plant and equipment[1]	$102,726	$335,656	$—	$36	$438,418
Additions to other non-current assets (intangibles)	1,063	—	—	143	1,206

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 23.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2013

Six months ended June 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$376,896	$—	$—	$—	$376,896
Cost of sales
- mine operating costs	234,868	—	—	—	234,868
- depreciation and amortization	40,113	—	—	—	40,113
- impairment	—	—	—	—	—
Gross profit	101,915	—	—	—	101,915
Selling and administrative expenses	775	—	—	17,282	18,057
Exploration and evaluation	9,648	7,679	5,356	755	23,438
Other operating income	(294)	(24)	(4)	(199)	(521)
Other operating expenses	181	1,925	1,927	408	4,441
Results from operating activities	$91,605	$(9,580)	$(7,279)	$(18,246)	$56,500
Finance income					(3,866)
Finance expenses					8,241
Other finance losses					34,506
Profit before tax					17,619
Tax expense					43,871
Loss for the period					$(26,252)

December 31, 2012

Total assets	$1,509,241	$1,188,064	$23,997	$755,195	$3,476,497
Total liabilities	969,693	318,872	21,057	513,414	1,823,036
Property, plant and equipment	730,949	974,733	21,039	5,452	1,732,173

Six months ended June 30, 2012

Additions to property, plant and equipment[1]	$111,726	$62,529	$221	$157	$174,633
Additions to other non-current assets (intangibles)	1,195	—	—	—	1,195

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 23.